UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                        First International Bancorp, Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                    32054Q100
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                                 (CUSIP Number)

                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
                              One Canterbury Green
                             Stamford, CT 06901-2047
                                 (203) 977-7300
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 31, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


--------------------
    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

                               SCHEDULE 13D
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CUSIP No. 320 54Q 100                                          Page 2 of 4 Pages
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    1     NAME OF REPORTING PERSONS
          IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Arnold L. Chase Family Spray Trust 06-6435465
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS*
          Not applicable
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    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)
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    6.    CITIZENSHIP OR PLACE OR ORGANIZATION
          Connecticut
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      NUMBER OF         7   SOLE VOTING POWER
 SHARES BENEFICIALLY        816,500 shares
       OWNED BY       ----------------------------------------------------------
         EACH           8   SHARED VOTING POWER
      REPORTING             0 shares
        PERSON        ----------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                            816,500 shares
                      ----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            0 shares
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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          816,500 shares
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
                                                                             [X]
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.9%
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    14.   TYPE OF REPORTING PERSON*
          OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part its Statement on Schedule 13D dated December 9, 1999, with respect to the common stock, par value $.10 per share (the "Common Stock"), of First International Bancorp., Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at One Commercial Plaza, Hartford, Connecticut 06103. This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 5.     Interest in Securities of the Issuer.

     The reporting person, a trust of which Kenneth N. Musen is the trustee and Arnold L. Chase and his children are the beneficiaries, beneficially holds 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000.

     This Schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Party expressly declares that the filing of this Schedule shall not be construed as an admission that it is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 1,019,047 shares of Common Stock, or 12.3% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold L. Chase, (ii) 815,641 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl
A. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by David T. Chase, (iv) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of December 31, 2000, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vi) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Arnold L. Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (viii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (ix) 32,039 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned as of December 31, 2000, by the Cheryl A. Chase Grantor Trust, a trust of which Cheryl A. Chase and Kenneth N. Musen are the trustees and Cheryl A. Chase and her children, are the beneficiaries, (x) 182,522 shares of Common Stock, or 2.2% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries, (xi) 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of December 31, 2000, by The Cheryl A. Chase Family Spray Trust, a trust of which Kenneth N. Musen is

                               Page 3 of 4 Pages
the trustee and Cheryl A. Chase and the children of Cheryl A. Chase are beneficiaries, (xii) 55,000 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 2000, by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family as described below, or (xiii) 200,000 shares of Common Stock, or 2.4% of the shares of Common Stock outstanding, owned as of December 31, 2000, owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.

     DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D. T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (42.34%), Rhoda L. Chase (6.30%), Arnold L. Chase (4.21%), Cheryl A. Chase (7.58%), Arnold Chase Accumulation Trust I (3.65%), Arnold Chase Accumulation Trust II (7.57%), Cheryl A. Chase Accumulation Trust I (3.32%), Cheryl A. Chase Accumulation Trust II (6.53%), five trusts for the benefit of Arnold Chase's children of which Stanley N. Bergman and Arnold Chase are co-trustees (6.06% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (6.06% in the aggregate), The Dara Freedman Grantor Trust for the benefit of Dara Freedman of which Kenneth Musen is trustee (1.75%), and The Sandra Chase Grantor Trust for the benefit of Sandra Chase and her children of which Kenneth Musen is trustee (4.63%).

     This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of
Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.


                                  SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2001
                                   The Arnold L. Chase Family Spray Trust

                                   By:  /s/ Kenneth N. Musen
                                   -------------------------
                                   Kenneth N. Musen
                                   Trustee


                               Page 4 of 4 Pages